Exhibit 4.3(d)

THIS SECOND SUPPLEMENTAL INDENTURE dated as of the 6th day of February, 2014 (the “Second Supplemental Indenture”)
BETWEEN:
MASONITE INTERNATIONAL CORPORATION, a company existing under the laws of British Columbia (the “Company”)
-and -
CST TRUST COMPANY, a trust company existing under the laws of Canada (“CST” or the “Warrant Agent”)

•	And-
AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, a trust company existing under the laws of New York (“AST”)
WHEREAS pursuant to a warrant agreement dated as of July 1, 2013 between the Company and CIBC Mellon Trust Company (the “Original Indenture”) provision was made for certain services to the Company;
WHEREAS the Company, CIBC Mellon Trust Company and the Warrant Agent entered into a supplemental warrant agreement (“First Supplemental Indenture”) dated as of December 1, 2013, whereby all of CIBC Mellon Trust Company’s rights, benefits, interests and obligations under the Original Indenture were assigned to the Warrant Agent;
AND WHEREAS subsection 7.1(d) of the Original Indenture permits the Company and the Warrant Agent to modify any of the provisions of the Original Indenture, provided that no such modification shall become operative or effective in such manner as to, in the opinion of the Warrant Agent, impair the rights of the Warrant Agent or to adversely affect the interests of Warrantholders;
AND WHEREAS the Company and the Warrant Agent, are entitled to rely upon subsection 7.1(d) to amend the Original Indenture to appoint AST to perform any and all services required of the Warrant Agent in the Original Indenture.
NOW THEREFORE THIS INDENTURE WITNESSETH that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.	AST is appointed as CST’s co-agent to perform any and all services required of the Warrant Agent in the Original Indenture. CST will continue to perform the registry-keeping function.

2.	AST and the Company, from time to time as deemed appropriate, will determine the fees paid for services rendered by AST under the Original Indenture.

3.
This Second Supplemental Indenture shall be construed in accordance with and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and any actions, proceedings, claims or disputes regarding it shall be resolved by the courts in British Columbia.

4.
This Second Supplemental Indenture is supplemental to and shall be read with and be deemed to be part of the Original Indenture and First Supplemental Indenture and, in this Second Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith, the expressions and defined terms contained herein contained shall have the same meanings as corresponding expressions in the Original Indenture.

5.
Except as specifically provided by this Second Supplemental Indenture, all of the terms and conditions of the Original Indenture in effect immediately prior to the Effective Date are hereby ratified and confirmed.

6.	This Second Supplemental Indenture may be executed in any number of counterparts, each of which shall be deemed an original, and such counterparts shall constitute one and the same instrument.

IN WITNESS WHEREOF THE PARTIES HERETO have duly executed this Second Supplemental Indenture as of the date first above written.

MASONITE INTERNATIONAL CORPORATION

By:	/s/ Rose Murphy
Name: Rose Murphy
Title: Vice President

CST TRUST COMPANY

By:	/s/ Van Bot
Name: Van Bot
Title: Director, Relationship Manager

By:	/s/ Tricia Murphy
Name: Tricia Murphy
Title: Manager, Client Relations

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:
Name:
Title:

By:
Name:
Title: